Exhibit 99.1

BROOKFIELD PROPERTY PARTNERS DECLARES

QUARTERLY DIVIDENDS ON LISTED PREFERRED UNITS

All dollar references are in U.S. dollars, unless noted otherwise.

BROOKFIELD NEWS, August 5, 2021 – Brookfield Property Partners (“BPY” or the "Partnership") announced today that the Board of Directors has declared quarterly distributions on the Partnership’s Class A Nasdaq-listed BPYPP, BPYPO and BPYPN preferred units of $0.40625 per unit, $0.39844 per unit and $0.35938 per unit, respectively, payable on September 30, 2021, to holders of record at the close of business on September 1, 2021.

In addition, the distributions on the new series of preferred units of Brookfield Property Preferred L.P. (NASDAQ: BPYPM; TSX: BPYP.PR.A) are cumulative from the date of original issue (July 26, 2021) and are payable quarterly in arrears. The Board of Directors has declared the pro-rated initial distribution on these preferred units of $0.2734 per unit payable on September 30, 2021, to holders of record at the close of business on September 1, 2021.

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Brookfield Property Partners

Brookfield Property Partners is one of the world’s premier real estate companies, with approximately $88 billion in total assets. We own and operate iconic properties in the world’s major markets, and our global portfolio includes office, retail, multifamily, logistics, hospitality, triple net lease, manufactured housing and student housing.

Brookfield Property Partners is a subsidiary of Brookfield Asset Management Inc., a leading global alternative asset manager with over $625 billion in assets under management. More information is available at www.brookfield.com.

Contact:

Matt Cherry

Senior Vice President, Investor Relations

Tel.: (212) 417-7488

Email: Matthew.Cherry@brookfield.com